

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SEC MAIL
RECEIVED
MAY 29
WASH, D.C.
SECTION

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

For the month of May 2002

CREATIVE TECHNOLOGY LTD.

(Translation of Registrant's Name Into English)

**31 International Business Park
Creative Resource
Singapore 609921**
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A)

CREATIVE TECHNOLOGY LTD.

FORM 6-K

MAY 2002

On May 15, 2002, the registrant announced that it had completed the acquisition of 3Dlabs Inc., Ltd., pursuant to the terms and conditions of a Scheme Agreement entered into by the parties. Attached hereto as Exhibit 99.1 is the press release issued by the registrant announcing the completion of the acquisition, which press release is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CREATIVE TECHNOLOGY LTD.



Dated: May 17, 2002

By:____________________________
Ng Keh Long, Chief Financial Officer

Signature Page to 6K Regarding 3Dlabs Acquisition

sf-1301571

EXHIBIT INDEX

Exhibit Number	Document Description
99.1	Press release dated May 16, 2002.

Exhibit 99.1

CREATIVE TECHNOLOGY COMPLETES ACQUISITION OF 3DLABS INC., LTD.

SINGAPORE, May 16, 2002 — Creative Technology Ltd. (Nasdaq: CREAF), the worldwide leader in digital entertainment products for users of the personal computer and the Internet, today announced that it has completed the acquisition of 3Dlabs Inc., Ltd. (Nasdaq: TDDD). The trading of 3Dlabs common shares will be suspended before the opening of the market on May 16, 2002.

Under the terms of the scheme agreement and scheme of arrangement, Creative will distribute U.S. $1.20 in cash and will issue 0.205 of a Creative ordinary share in exchange for each 3Dlabs common share outstanding. Based on the approximately 30.8 million 3Dlabs common shares outstanding as of the closing that are not already owned by Creative Technology, Creative is paying approximately $37.0 million cash and will issue approximately 6.3 million Creative shares for the acquisition.

About Creative

Creative is the worldwide leader in digital entertainment products for users of personal computers and the Internet. Famous for its Sound Blaster® sound cards and for launching the multimedia revolution, Creative is now driving digital entertainment on the PC platform with products like its highly acclaimed NOMAD® Jukebox. Creative's innovative hardware, proprietary technology, applications and services leverage the Internet, enabling consumers to experience high-quality digital entertainment — anytime, anywhere.

About 3Dlabs

3Dlabs is the workstation graphics authority, supplying graphics accelerator solutions for professionals in Computer Aided Design (CAD), Digital Content Creation (DCC), and visual simulation markets. Its award-winning Oxygen and Wildcat graphics are available in the industry's top OEM workstations, to the channel through an international distributor/reseller network, and directly to end-users at 3Dlabs' online store.